June 19, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life Insurance Company, on its own behalf and on behalf of ProtectiveVariable Annuity Separate Account, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-201921) be accelerated and declared effective on July, 20, 2015, or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

Protective Variable Annuity Separate Account

By:	/s/ John D. Johns
John D. Johns
President and Chief Executive Officer

INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South · Birmingham, AL · 35223 · (205)268-1000

June 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-201921) be accelerated and declared effective on July 20, 2013, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell
Edwin V. Caldwell
President